 Eugene Trowbridge, CCIM

Partner

 _____________

Jillian Sidoti, CCIM

Partner

 _____________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 _____________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

December 13, 2018

VIA EDGAR

Re:    Elegance Spirits, Inc.

Offering Statement on Form 1-A

File No. 024-10879

Dear Mr. Burr and Ms. Lippmann,

Please see our responses to your comments from your letter dated November 16, 2018.

Staff Comment:

Form 1-A/A filed November 8, 2018

Other Agreements, page 40

1. We note your discussion of several issuances of common stock under various agreements. For each agreement, please disclose when the common stock was issued or expected to be issued as applicable and reconcile to the amounts presented in your statement of cash flows and statement of changes in stockholders' deficit. Revise your financial statements as appropriate.

Company Response:

Several updates were made to both the discussion of Other Agreements as well as to the financial statements to ensure reconciliation.

Staff Comment:

Security Ownership of Management and Certain Securityholders, page 44

2. We note the beneficial ownership in this table was calculated based on a total of 10,200,000 shares of common stock. However, your financial statements indicate that there are 12,142,000 shares issued and outstanding. Please reconcile.

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Company Response:

This is now being calculated based on the outstanding shares of 12,590,980.

Financial statements, page 50

3. Please revise to include audited financial statements for the period ended December 31, 2017 and interim financial statements covering at least the first six months of the fiscal year after the most recently completed fiscal year end. Refer to paragraphs (b)(3)(B) and (b)(4) of Part F/S of Form 1-A.

Company Response:

Per Company’s counsel and auditor discussion with staff, the Company has revised the financial statements to provide an audit through May 31, 2018 and reviewed financial statements for the nine-months ended September 30, 2018.

Staff Comment:

General, page 50

4. Please revise to include an updated consent from your independent auditor.

Company Response:

An updated consent from our auditor is provided.

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Staff Comment:

Index to Exhibits, page 63

5. Please file the October 17, 2018 amendment to your VC Media Partners Engagement Letter as an exhibit. In this regard, we note the updated fees section of the exhibit. Please revise the disclosure on page 40 to reflect the October 17, 2018 amendment.

Company Response:

The amendment is now filed as an exhibit.

The following changes were made to the document:

On March 13, 2018, the Company entered into an agreement with VC Media Partners for production, market testing, and overall marketing services related to the offering contemplated under Regulation A+. In accordance with the agreement, VC Media Partners is tasked with coordinating counsel, the audit for the Company, all testing the waters materials, development of production materials, development of roadshow decks and other marketing materials. On October 17, 2018, the Company and VC Media Partners amended their agreement to clarify that the agreement between the Company and VC Media Partners is solely for marketing advisory services; that VC Media Partners is not engaged in any sales functions; VC Media Partners compensation is NOT tied to the outcome of the raise; and, at no point has VC Media Partners accepted any investment with respect to the Company. Furthermore, the Company and VC Media Partners agreed to amend the compensation to include payments of up to $250,000 based on various milestones.

Sincerely,

Jillian Ivey Sidoti, Esq.

Securities Counsel for the Company

Attachments:	Affidavit of VC Media Partners, LLC
VC Media Partners Engagement Letter (Amended as of 10/17/2018) Affidavit of Cloverfield Capital Corp.

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